UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Waldencast plc

(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)
G9503X103

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS TRUXT Investimentos Ltda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,126,479**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,126,479**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,126,479**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.77%
12		TYPE OF REPORTING PERSON CO

** Includes redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Bruno de Godoy Garcia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,938,803**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,938,803**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,803**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.40%
12		TYPE OF REPORTING PERSON IN
** Includes redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Waldencast plc

Item 1.	(b) Address of Issuer’s Principal Executive Offices

10 Bank Street, Suite 560

White Plains, NY 10606

Item 2.	(a) Names of Person Filing:

TRUXT Investimentos Ltda (“TRUXT”) has shared voting power over 4,126,479 and shared dispositive power of 4,126,479 shares.

Bruno de Godoy Garcia has shared voting and dispositive power over 2,938,803 shares. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT.

Item 2.(b) Address of Principal Business Office:

Av. Ataulfo de Paiva, 153, 6 floor, Leblon

Rio de Janeiro, RJ, 22440-032 Brazil

Item 2.(c) Citizenship:

TRUXT Investimentos Ltda: Brazilian corporation

Bruno de Godoy Garcia: Brazil

Item 2.	(d) Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (the “shares”)

Item 2.	(e) CUSIP No.:

G9503X103

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: TRUXT Investimentos Ltda: 4,126,479

Bruno de Godoy Garcia: 2,938,803

(b) Percent of class: TRUXT Investimentos Ltda: 4.77%

Bruno de Godoy Garcia: 3.40%

Calculation of percentage of beneficial ownership is based on 86,460,560 shares outstanding as of December 31, 2022, as reported on the issuers Form 20-F filed on January 16, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for all reporting persons

(ii) Shared power to vote or to direct the vote: TRUXT Investimentos Ltda: 4,126,479

Bruno de Godoy Garcia: 2,938,803

(iii) Sole power to dispose or to direct the disposition of: 0 for all reporting persons

(iv) Shared power to dispose or to direct the disposition of: TRUXT Investimentos Ltda: 4,126,479

Bruno de Godoy Garcia: 2,938,803

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

TRUXT Investimentos LTDA

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia , Director

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia

CUSIP No. G9503X103	SCHEDULE 13G/A	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on SCHEDULE 13G/A and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

Dated: January 31, 2024

TRUXT Investimentos LTDA

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia , Director

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia